FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	August	………………………………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 7, 2014	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2014

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2014

CANON INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2014	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	41

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.    Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2014	Six months ended June 30, 2013	Three months ended June 30, 2014	Three months ended June 30, 2013	Year ended December 31, 2013

Net sales	1,795,108	1,783,533	926,796	966,880	3,731,380

Income before income taxes	196,166	159,123	116,975	98,868	347,604

Net income attributable to Canon Inc.	128,458	107,409	80,848	66,496	230,483

Comprehensive income	94,986	253,168	62,148	124,796	532,429

Canon Inc. stockholders’ equity	-	-	2,827,052	2,690,371	2,910,262

Total equity	-	-	2,985,859	2,848,283	3,066,777

Total assets	-	-	4,093,780	4,109,526	4,242,710

Net income attributable to Canon Inc. stockholders per share:

Basic (yen)	114.47	93.17	72.61	57.68	200.78

Diluted (yen)	114.47	93.17	72.61	57.68	200.78

Canon Inc. stockholders’ equity to total assets (%)	-	-	69.1	65.5	68.6

Cash flows from operating activities	294,487	217,889	-	-	507,642

Cash flows from investing activities	(142,067)	(139,266)	-	-	(250,212)

Cash flows from financing activities	(176,387)	(85,354)	-	-	(222,181)

Cash and cash equivalents at end of period	-	-	744,684	707,774	788,909

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 253 consolidated subsidiaries and 10 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the six months ended June 30, 2014.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2014.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2014

No material contracts were entered into during the three months ended June 30, 2014.

(3)	Operating Results

Looking back at the global economy in the first half of 2014, in the United States, although the economy has recovered steadily from the impact of the major cold wave that struck the country at the beginning of the year, the improvement has yet to stimulate consumer spending. In Europe, although uncertainty remained due to the political unrest in Ukraine, the economies of Germany and the U.K. have realized moderate recoveries. China and other emerging countries realized modest economic growth. As for Japan, the economy continued to grow gradually despite the rebound following the rush in demand leading up to the hike in the country’s consumption tax. As a result, overall global economic growth during the first half continued to be sluggish.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers remained firm. Demand for interchangeable-lens digital cameras decreased in Japan, due to the increase in the consumption tax, while demand overseas showed signs of recovery in China. As for digital compact cameras, demand continued to shrink in both developed countries as well as emerging markets. Looking at the overall market for inkjet printers, demand declined from the previous year. In the industry and others sector, a rebound in capital investment for both image sensors and memory devices led to a pickup in demand for semiconductor lithography equipment, while demand for lithography equipment used in the production of FPD recovered for large-size panels.

The average values of the yen during the second quarter and first half of the year were ¥102.13 and ¥102.40 to the U.S. dollar, respectively, year-on-year depreciations of approximately ¥3 and ¥6, and ¥139.94 and ¥140.35 to the euro, respectively, year-on-year depreciations of approximately ¥11 and ¥14.

[Second-quarter results]

During the second quarter, sales of MFDs remained firm while sales of industrial equipment increased significantly. Conversely, demand for digital compact cameras continued to shrink while net sales of inkjet printers decreased owing to the increase in consumption tax in Japan. Consequently, second-quarter net sales decreased 4.1% year on year to ¥926.8 billion. The gross profit ratio for the second quarter rose 2.8 points year on year to 52.2% thanks to a shift in production to highly profitable high-added-value products and improved factory utilization realized through optimized production, along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses due to the weaker yen, Group-wide efforts to thoroughly reduce spending contributed to a 1.6% reduction in operating expenses year on year to ¥373.0 billion. As a result, operating profit increased by 12.4% to ¥110.5 billion. Other income (deductions) increased by ¥5.9 billion due to foreign currency exchange gains while income before income taxes increased by 18.3% year on year to ¥117.0 billion. Net income attributable to Canon Inc. increased by 21.6% to ¥80.8 billion.

Basic net income attributable to Canon Inc. stockholders per share for the second quarter was ¥72.61, an increase of ¥14.93 compared with the corresponding quarter of the previous year.

(3)	Operating Results (continued)

[First-half results]

During the first half, sales of MFDs remained firm while sales of industrial equipment increased significantly compared with those during the severe market conditions faced in the corresponding period of the previous year. Demand for digital compact cameras during the first six months of the year period continued to shrink. As for inkjet printers, despite solid growth in Japan owing to the rush in demand prior to the consumption tax hike, competition in overseas markets has intensified. Consequently, benefitting from the positive effects of favorable currency exchange rates, first-half net sales increased 0.6% year on year to ¥1,795.1 billion. The gross profit ratio for the first half rose 2.6 points to 51.0% from the year-ago period thanks to a shift in production to highly profitable high-added-value products and improved factory utilization through optimized production along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses to just ¥721.8 billion, an increase of 1.6% year on year for the first six months. Consequently, operating profit for the first half of the year increased by 26.2% to ¥193.2 billion. Other income decreased by ¥3.0 billion for the first half from the year-ago period due to foreign currency exchange gains while income before income taxes increased 23.3% year on year to ¥196.2 billion. First-half net income attributable to Canon Inc. increased by 19.6% to ¥128.5 billion due to the decrease in the tax rate because of the early repeal of the special reconstruction corporate tax.

Basic net income attributable to Canon Inc. stockholders per share for the first half was ¥114.47, a year-on-year increase of ¥21.30.

Looking at Canon’s first-half performance by business unit, within the Office Business Unit, sales of color office MFDs, led by strong demand for the imageRUNNER ADVANCE C5200 series, remained at the same level as the year-ago period. As for high-speed continuous-feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. Among laser printers, color multifunction models recorded healthy growth. As a result, in addition to the positive effects of favorable currency exchange rates, sales for the combined first six months of the year totaled ¥1,031.7 billion, a year-on-year increase of 4.8%, while operating profit totaled ¥160.6 billion, increasing 17.8%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined owing to a delayed economic recovery, the advanced-amateur-model EOS 70D realized healthy growth, enabling Canon to maintain the top share in such major regional markets as Europe, the U.S. and Japan. As for digital compact cameras, despite a decline in total sales volume due to the contraction of the market and the increasing popularity of smartphones, sales of high-added-value models, featuring high image quality and high-magnification zoom capabilities recorded solid growth, maintaining high market shares. As for inkjet printers, while sales volume declined from the same period of the previous year, sales of consumables remained at the same level. As a result, sales for the first six months totaled ¥625.2 billion, decreasing 8.6% year on year, while operating profit totaled ¥93.0 billion, an increase of 9.7% year on year.

In the Industry and Others Business Unit, with regard to semiconductor lithography equipment, ongoing investment by memory device manufacturers in response to healthy growing demand for smartphones and tablets led to increased first-half unit sales of lithography equipment while a recovery in investment for large-size panels, which had been restricted until now, boosted unit sales of FPD lithography equipment. Consequently, sales for the first half of the year totaled ¥185.1 billion, growing 15.0% year on year, while operating profit posted a loss of ¥10.1 billion owing to Canon’s upfront investment, an improvement of ¥3.3 billion from the year-ago period.

(3)	Operating Results (continued)

First-half results by major geographic area are summarized as follows:

Japan

Despite fluctuations in demand prior to and following the consumption tax increase, net sales in Japan for the first half increased 0.1% from the year-ago period to ¥1,258.8 billion thanks to a steady recovery in overall demand. First-half operating profit increased 17.2% year on year to ¥188.1 billion.

Americas

Although the U.S. economy recovered gradually from the major cold wave, net sales for the first half decreased by 6.6% from the year-ago period to ¥483.3 billion owing to the delayed recovery in the interchangeable-lens digital camera market and the contraction of the digital compact camera market. Operating profit for the first half totaled ¥8.8 billion, a decrease of 22.0% year on year.

Europe

Although Germany and the U.K. have realized moderate economic recoveries, a turnaround in demand for office multifunction devices and interchangeable-lens digital cameras has been delayed. Therefore, net sales for the first half decreased by 1.7% from the same period of the previous year to ¥559.6 billion. Operating profit for the first half, however, totaled ¥5.4 billion owing to efforts to curtail spending.

Asia and Oceania

While there have been some signs of an economic recovery in China, a turnaround in demand for digital compact cameras and inkjet printers has been delayed. As a consequence, net sales decreased by 5.3% to ¥747.4 billion for the first six months. Operating profit for the first half, however, increased 11.5% to ¥32.9 billion thanks to cost savings.

(3)	Operating Results (continued)

Cash Flows

During the first half of 2014, cash flow from operating activities totaled ¥294.5 billion, an increase of ¥76.6 billion compared with the previous year owing to the increase in profit and the change in trade receivables and trade payables. Although capital investment focused on new products, cash flow used in investing activities increased ¥2.8 billion year on year to ¥142.1 billion as a result of an increase in the amount of time deposits included in short-term investments. Accordingly, free cash flow for the first half totaled ¥152.4 billion, an increase of ¥73.8 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥176.4 billion, mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥44.2 billion to ¥744.7 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the six months ended June 30, 2014.

Research and Development Expenditures

Canon’s research and development expenditures for the six months ended June 30, 2014 totaled ¥151.7 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first half of 2014.

(2)	Prospect of Capital Investment in the First Half of Fiscal 2014

There were no significant new constructions of property, plant and equipment that were in progress as of December 31, 2013 and completed during the first half of 2014.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first half of 2014. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first half of 2014.

III.    Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2014

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2014
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

	As of June 30, 2014
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	59,625,700	4.47%
Japan Trustee Services Bank, Ltd. (Trust Account)	50,319,100	3.77%
The Dai-Ichi Life Insurance Company, Limited	37,416,380	2.81%
State Street Bank and Trust Company	36,370,546	2.73%
Barclays Capital	30,000,000	2.25%
Moxley & Co.	24,451,834	1.83%
Mizuho Bank, Ltd.	22,558,173	1.69%
Nomura Securities Co., Ltd.	18,443,700	1.38%
Sompo Japan Insurance Inc.	17,439,987	1.31%
Obayashi Corporation	16,527,607	1.24%

Total	313,153,027	23.48%

Notes:

1:	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.

2:	Moxley and Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).

3:	Apart from the above shares, Mizuho Bank, Ltd., held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2014

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 227,842,600	-

Shares with full voting rights (Others)	1,104,248,400	11,042,484

Fractional unit shares (Note)	1,672,464	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,042,484

Note:

In “Fractional unit shares” under “Number of shares,” 35 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	227,842,600	17.08%

Total	227,842,600	17.08%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2013 and the end of this quarter.

Change in functions of director is below:

Yoroku Adachi	(Senior Managing Director: Chairman & CEO of Canon U.S.A., Inc.)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2013 and the end of this quarter.

Changes in functions of executive officers are below:

Yuichi Ishizuka	(Senior Executive Officer: President & COO of Canon U.S.A., Inc.)

Masaaki Nakamura	(Executive Officer: Deputy Group Executive of Human Resources)

Nobuyuki Tainaka	(Executive Officer: Senior General Manager of Corporate Legal Center)

IV.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents (Note 14)	744,684	788,909
Short-term investments (Note 2)	77,007	47,914
Trade receivables, net (Note 3)	533,770	608,741
Inventories (Note 4)	533,445	553,773
Prepaid expenses and other current assets (Notes 10 and 14)	288,154	286,605

Total current assets	2,177,060	2,285,942

Noncurrent receivables (Note 11)	29,533	19,276
Investments (Note 2)	57,795	70,358
Property, plant and equipment, net (Note 5)	1,243,881	1,278,730
Intangible assets, net	141,855	145,075
Other assets (Note 14)	443,656	443,329

Total assets	4,093,780	4,242,710

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2014	December 31, 2013

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	993	1,299
Trade payables (Note 6)	300,572	307,157
Accrued income taxes	61,601	53,196
Accrued expenses (Note 11)	284,242	315,536
Other current liabilities (Note 10)	163,528	171,119

Total current liabilities	810,936	848,307

Long-term debt, excluding current installments	1,164	1,448
Accrued pension and severance cost	203,463	229,664
Other noncurrent liabilities	92,358	96,514

Total liabilities	1,107,921	1,175,933

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,970	402,029
Legal reserve	63,837	63,091
Retained earnings	3,266,514	3,212,692
Accumulated other comprehensive income (loss) (Note 8)	(118,368)	(80,646)
Treasury stock, at cost	(961,663)	(861,666)
(Number of shares)	(227,842,635)	(196,764,060)

Total Canon Inc. stockholders’ equity	2,827,052	2,910,262
Noncontrolling interests (Note 7)	158,807	156,515

Total equity (Note 7)	2,985,859	3,066,777

Total liabilities and equity	4,093,780	4,242,710

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2014	Six months ended June 30, 2013

Net sales	1,795,108	1,783,533

Cost of sales	880,116	920,262

Gross profit	914,992	863,271

Operating expenses:
Selling, general and administrative expenses (Note 14)	570,099	558,983
Research and development expenses	151,705	151,161

	721,804	710,144

Operating profit	193,188	153,127

Other income (deductions):
Interest and dividend income	3,917	2,741
Interest expense	(234)	(251)
Other, net (Notes 10, 13 and 14)	(705)	3,506

	2,978	5,996

Income before income taxes	196,166	159,123

Income taxes	63,180	48,770

Consolidated net income	132,986	110,353

Less: Net income attributable to noncontrolling interests	4,528	2,944

Net income attributable to Canon Inc.	128,458	107,409

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	114.47	93.17
Diluted	114.47	93.17
Cash dividends per share	65.00	65.00

Consolidated Statements of Comprehensive Income
	Millions of yen
	Six months ended June 30, 2014	Six months ended June 30, 2013

Consolidated net income	132,986	110,353
Other comprehensive income (loss), net of tax (Note 8):
Foreign currency translation adjustments	(52,990)	137,134
Net unrealized gains and losses on securities	(1,388)	2,155
Net gains and losses on derivative instruments	3,017	3,607
Pension liability adjustments	13,361	(81)

	(38,000)	142,815

Comprehensive income (Note 7)	94,986	253,168
Less: Comprehensive income attributable to noncontrolling interests	4,242	4,397

Comprehensive income attributable to Canon Inc.	90,744	248,771

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2013

Net sales	926,796	966,880

Cost of sales	443,286	489,522

Gross profit	483,510	477,358

Operating expenses:
Selling, general and administrative expenses (Note 14)	296,074	301,359
Research and development expenses	76,887	77,645

	372,961	379,004

Operating profit	110,549	98,354

Other income (deductions):
Interest and dividend income	2,313	1,705
Interest expense	(131)	(146)
Other, net (Notes 10, 13 and 14)	4,244	(1,045)

	6,426	514

Income before income taxes	116,975	98,868

Income taxes	34,567	30,242

Consolidated net income	82,408	68,626

Less: Net income attributable to noncontrolling interests	1,560	2,130

Net income attributable to Canon Inc.	80,848	66,496

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	72.61	57.68
Diluted	72.61	57.68
Cash dividends per share	65.00	65.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2013

Consolidated net income	82,408	68,626
Other comprehensive income (loss), net of tax (Note 8):
Foreign currency translation adjustments	(20,254)	51,534
Net unrealized gains and losses on securities	(69)	1,029
Net gains and losses on derivative instruments	639	2,672
Pension liability adjustments	(576)	935

	(20,260)	56,170

Comprehensive income	62,148	124,796
Less: Comprehensive income attributable to noncontrolling interests	1,509	2,769

Comprehensive income attributable to Canon Inc.	60,639	122,027

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended June 30, 2014	Six months ended June 30, 2013
Cash flows from operating activities:
Consolidated net income	132,986	110,353
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	123,515	131,653
Loss on disposal of fixed assets	5,442	4,386
Deferred income taxes	(316)	(339)
Decrease in trade receivables	60,413	71,357
Decrease in inventories	2,603	18,269
Increase (decrease) in trade payables	11,141	(55,633)
Increase (decrease) in accrued income taxes	8,851	(7,416)
Decrease in accrued expenses	(23,657)	(38,616)
Decrease in accrued (prepaid) pension and severance cost	(6,827)	(874)
Other, net	(19,664)	(15,251)

Net cash provided by operating activities	294,487	217,889

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(112,613)	(119,809)
Proceeds from sale of fixed assets (Note 5)	2,487	1,062
Purchases of available-for-sale securities	(226)	(2,654)
Proceeds from sale and maturity of available-for-sale securities	51	3,141
Increase in time deposits, net	(31,044)	(15,745)
Acquisitions of subsidiaries, net of cash acquired	(11,301)	(4,914)
Purchases of other investments	-	(209)
Other, net	10,579	(138)

Net cash used in investing activities	(142,067)	(139,266)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	700	1,101
Repayments of long-term debt	(1,126)	(1,345)
Decrease in short-term loans, net	(48)	(563)
Dividends paid	(73,905)	(80,695)
Repurchases of treasury stock, net	(100,001)	13
Other, net	(2,007)	(3,865)

Net cash used in financing activities	(176,387)	(85,354)

Effect of exchange rate changes on cash and cash equivalents	(20,258)	47,827

Net change in cash and cash equivalents	(44,225)	41,096
Cash and cash equivalents at beginning of period	788,909	666,678

Cash and cash equivalents at end of period	744,684	707,774

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	223	223
Income taxes	57,404	62,260

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of June 30, 2014 and December 31, 2013 are summarized as follows:

	June 30, 2014	December 31, 2013
Consolidated subsidiaries	253	257
Affiliated companies	10	11

Total	263	268

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual reporting periods beginning after December 15, 2016 and is required to be adopted by Canon from the first quarter beginning January 1, 2017. Early adoption is not permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. Canon has not selected a transition method and is currently evaluating the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at June 30, 2014 and December 31, 2013 were as follows:

	Millions of yen
	June 30, 2014
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Equity securities	33	8	-	41

Noncurrent:
Government bonds	322	-	29	293
Corporate bonds	486	70	29	527
Fund trusts	87	-	-	87
Equity securities	18,586	14,074	16	32,644

	19,481	14,144	74	33,551

	Millions of yen
	December 31, 2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	338	-	31	307
Corporate bonds	491	16	26	481
Fund trusts	68	-	-	68
Equity securities	18,112	16,450	26	34,536

	19,009	16,466	83	35,392

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at June 30, 2014:

	Millions of yen
	Cost	Fair value
Due after one year through five years	10	10
Due after five years	798	810

	808	820

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥2,328 million and ¥1,586 million for the six months ended June 30, 2014 and 2013, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥14 million and ¥2 million for the six months ended June 30, 2014 and 2013, respectively. The gross realized gains were ¥2,328 million and ¥608 million for the three months ended June 30, 2014 and 2013, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥14 million and ¥2 million for the three months ended June 30, 2014 and 2013, respectively.

At June 30, 2014, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥76,966 million and ¥47,914 million at June 30, 2014 and December 31, 2013, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥3,735 million and ¥14,794 million at June 30, 2014 and December 31, 2013, respectively. These investments were not evaluated for impairment at June 30, 2014 and December 31, 2013, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2014	December 31, 2013

Notes	16,548	15,461
Accounts	529,526	606,010
Less allowance for doubtful receivables	(12,304)	(12,730)

	533,770	608,741

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2014	December 31, 2013

Finished goods	375,304	406,443
Work in process	138,513	128,120
Raw materials	19,628	19,210

	533,445	553,773

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2014	December 31, 2013

Land	281,340	282,484
Buildings	1,551,307	1,570,024
Machinery and equipment	1,742,067	1,736,107
Construction in progress	77,065	73,645

	3,651,779	3,662,260
Less accumulated depreciation	(2,407,898)	(2,383,530)

	1,243,881	1,278,730

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2014	December 31, 2013

Notes	11,396	8,005
Accounts	289,176	299,152

	300,572	307,157

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2014 and 2013 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2013	2,910,262	156,515	3,066,777

Dividends to Canon Inc. stockholders	(73,905)	-	(73,905)
Dividends to noncontrolling interests	-	(1,572)	(1,572)
Equity transactions with noncontrolling interests and other	(48)	(378)	(426)

Comprehensive income:
Net income	128,458	4,528	132,986
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(52,687)	(303)	(52,990)
Net unrealized gains and losses on securities	(1,402)	14	(1,388)
Net gains and losses on derivative instruments	3,017	-	3,017
Pension liability adjustments	13,358	3	13,361
Total comprehensive income	90,744	4,242	94,986
Repurchase of treasury stock, net	(100,001)	-	(100,001)

Balance at June 30, 2014	2,827,052	158,807	2,985,859

Balance at December 31, 2012	2,598,026	156,276	2,754,302

Dividends to Canon Inc. stockholders	(155,627)	-	(155,627)
Dividends to noncontrolling interests	-	(2,005)	(2,005)
Equity transactions with noncontrolling interests and other	(812)	(756)	(1,568)

Comprehensive income:
Net income	107,409	2,944	110,353
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	136,149	985	137,134
Net unrealized gains and losses on securities	1,813	342	2,155
Net gains and losses on derivative instruments	3,607	-	3,607
Pension liability adjustments	(207)	126	(81)
Total comprehensive income	248,771	4,397	253,168
Repurchase of treasury stock, net	13	-	13

Balance at June 30, 2013	2,690,371	157,912	2,848,283

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2014 and 2013 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)
Equity transactions with noncontrolling interests and other	2	1	-	(11)	(8)
Other comprehensive income (loss) before reclassifications	(52,687)	105	1,587	1,273	(49,722)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(1,507)	1,430	12,085	12,008

Net change during the period	(52,685)	(1,401)	3,017	13,347	(37,722)

Balance at June 30, 2014	(50,951)	8,841	609	(76,867)	(118,368)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2012	(247,734)	4,146	(4,462)	(119,199)	(367,249)
Equity transactions with noncontrolling interests and other	(168)	-	(2)	(116)	(286)
Other comprehensive income (loss) before reclassifications	136,149	2,868	(4,522)	(618)	133,877
Amounts reclassified from accumulated other comprehensive income (loss)	-	(1,055)	8,129	411	7,485

Net change during the period	135,981	1,813	3,605	(323)	141,076

Balance at June 30, 2013	(111,753)	5,959	(857)	(119,522)	(226,173)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2014 and 2013 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Six months ended June 30, 2014	Six months ended June 30, 2013	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	(2,314)	(1,584)	Other, net
	810	344	Income taxes

	(1,504)	(1,240)	Consolidated net income
	(3)	185	Net income attributable to noncontrolling interests

	(1,507)	(1,055)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	2,385	13,008	Other, net
	(955)	(4,879)	Income taxes

	1,430	8,129	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	1,430	8,129	Net income attributable to Canon Inc.

Pension liability adjustments	12,371	727	*2
	(282)	(186)	Income taxes

	12,089	541	Consolidated net income
	(4)	(130)	Net income attributable to noncontrolling interests

	12,085	411	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	12,008	7,485

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2014 and 2013 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended June 30, 2014	Three months ended June 30, 2013	Affected line items in consolidated statements of income
Unrealized gains and losses on securities	(2,314)	(606)	Other, net
	810	213	Income taxes

	(1,504)	(393)	Consolidated net income
	(3)	179	Net income attributable to noncontrolling interests

	(1,507)	(214)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(57)	7,348	Other, net
	(5)	(2,753)	Income taxes

	(62)	4,595	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	(62)	4,595	Net income attributable to Canon Inc.

Pension liability adjustments	(640)	374	*2
	281	(95)	Income taxes

	(359)	279	Consolidated net income
	(2)	(65)	Net income attributable to noncontrolling interests

	(361)	214	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(1,930)	4,595

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the six months ended June 30, 2014 and 2013 is as follows:

	Millions of yen
	Six months ended June 30, 2014	Six months ended June 30, 2013
Net income attributable to Canon Inc.	128,458	107,409

	Number of shares
	Six months ended June 30, 2014	Six months ended June 30, 2013
Average common shares outstanding	1,122,190,316	1,152,791,666
Effect of dilutive securities:
Stock options	-	16,931

Diluted common shares outstanding	1,122,190,316	1,152,808,597

	Yen
	Six months ended June 30, 2014	Six months ended June 30, 2013
Net income attributable to Canon Inc. stockholders per share:
Basic	114.47	93.17
Diluted	114.47	93.17

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended June 30, 2014 and 2013 is as follows:

	Millions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2013
Net income attributable to Canon Inc.	80,848	66,496

	Number of shares
	Three months ended June 30, 2014	Three months ended June 30, 2013
Average common shares outstanding	1,113,479,464	1,152,792,021
Effect of dilutive securities:
Stock options	-	18,771

Diluted common shares outstanding	1,113,479,464	1,152,810,792

	Yen
	Three months ended June 30, 2014	Three months ended June 30, 2013
Net income attributable to Canon Inc. stockholders per share:
Basic	72.61	57.68
Diluted	72.61	57.68

The computation of diluted net income attributable to Canon Inc. stockholders per share for the six and three months ended June 30, 2014 and 2013 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2014 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2014 and December 31, 2013 are set forth below:

	Millions of yen
	June 30, 2014	December 31, 2013
To sell foreign currencies	288,999	374,699
To buy foreign currencies	34,351	44,726

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2014 and December 31, 2013.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2014	December 31, 2013
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	443	44

Liabilities:
Foreign exchange contracts	Other current liabilities	11	2,267

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2014	December 31, 2013
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,388	210

Liabilities:
Foreign exchange contracts	Other current liabilities	252	12,678

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2014 and 2013.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	4,860	Other, net	(2,385)	Other, net	(70)

	Millions of yen
Six months ended June 30, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	5,807	Other, net	(13,008)	Other, net	(46)

	Millions of yen
Three months ended June 30, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,032	Other, net	57	Other, net	(38)

	Millions of yen
Three months ended June 30, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	4,275	Other, net	(7,348)	Other, net	(21)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(10,546)

	Millions of yen
Six months ended June 30, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(36,521)

	Millions of yen
Three months ended June 30, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(4,513)

	Millions of yen
Three months ended June 30, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(13,488)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2014, commitments outstanding for the purchase of property, plant and equipment approximated ¥38,779 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥79,294 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,166 million and ¥13,448 million at June 30, 2014 and December 31, 2013, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥22,924 million (within one year) and ¥56,314 million (after one year), at June 30, 2014.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥10,565 million at June 30, 2014. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2014 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the six months ended June 30, 2014 and 2013 is summarized as follows:

Six months ended June 30, 2014
Millions of yen
Balance at December 31, 2013	10,890
Addition	8,336
Utilization	(6,473)
Other	(1,974)

Balance at June 30, 2014	10,779

Six months ended June 30, 2013
Millions of yen
Balance at December 31, 2012	12,163
Addition	6,892
Utilization	(7,019)
Other	(1,386)

Balance at June 30, 2013	10,650

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11) Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2014 and December 31, 2013 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	June 30, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(2,170)	(2,168)	(2,693)	(2,693)
Foreign exchange contracts:
Assets	1,831	1,831	254	254
Liabilities	(263)	(263)	(14,945)	(14,945)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 13.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2014 and December 31, 2013, one customer accounted for approximately 18% and 15% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)    Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2014 and December 31, 2013.

	Millions of yen
	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	134,077	-	134,077
Available-for-sale (current):
Equity securities	41	-	-	41
Available-for-sale (noncurrent):
Government bonds	293	-	-	293
Corporate bonds	-	136	391	527
Fund trusts	11	76	-	87
Equity securities	32,644	-	-	32,644
Derivatives	-	1,831	-	1,831

Total assets	32,989	136,120	391	169,500

Liabilities:
Derivatives	-	263	-	263

Total liabilities	-	263	-	263

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	183,078	-	183,078
Available-for-sale (noncurrent):
Government bonds	307	-	-	307
Corporate bonds	-	141	340	481
Fund trusts	11	57	-	68
Equity securities	34,536	-	-	34,536
Derivatives	-	254	-	254

Total assets	34,854	183,530	340	218,724

Liabilities:
Derivatives	-	14,945	-	14,945

Total liabilities	-	14,945	-	14,945

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the six months ended June 30, 2014 and 2013.

Six months ended June 30, 2014

Millions of yen
Balance at December 31, 2013	340
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(34)
Purchases, issuances and settlements	85

Balance at June 30, 2014	391

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

Six months ended June 30, 2013

Millions of yen
Balance at December 31, 2012	444
Total gains or losses (realized or unrealized):
Included in earnings	1
Included in other comprehensive income (loss)	4
Purchases, issuances and settlements	(146)

Balance at June 30, 2013	303

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended June 30, 2014 and 2013.

Three months ended June 30, 2014

Millions of yen
Balance at March 31, 2014	342
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(18)
Purchases, issuances and settlements	67

Balance at June 30, 2014	391

Three months ended June 30, 2013

Millions of yen
Balance at March 31, 2013	422
Total gains or losses (realized or unrealized):
Included in earnings	(1)
Included in other comprehensive income (loss)	2
Purchases, issuances and settlements	(120)

Balance at June 30, 2013	303

Gains and losses included in earnings are mainly related to corporate bonds still held at June 30, 2014 and 2013, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six and three months ended June 30, 2014 and 2013, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)    Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥7,655 million and ¥2,144 million for the six months ended June 30, 2014 and 2013, respectively, and were ¥1,848 million and ¥5,326 million, for the three months ended June 30, 2014, and 2013, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥32,834 million and ¥37,614 million for the six months ended June 30, 2014 and 2013, respectively, and were ¥21,546 million and ¥27,011 million for the three months ended June 30, 2014 and 2013, respectively.

Shipping and handling costs totaled ¥23,491 million and ¥22,799 million for the six months ended June 30, 2014 and 2013, respectively, and ¥11,641 million and ¥12,033 million for the three months ended June 30, 2014 and 2013, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥134,077 million and ¥183,078 million at June 30, 2014 and December 31, 2013, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)    Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥244,460 million and ¥231,116 million at June 30, 2014 and 2013, respectively. Finance receivables which are individually evaluated for impairment at June 30, 2014 and 2013 are not significant.

The activity in the allowance for credit losses is as follows:

Six months ended June 30, 2014

Millions of yen
Balance at December 31, 2013	7,323

Charge-offs	(547)

Provision	36

Other	(962)

Balance at June 30, 2014	5,850

Six months ended June 30, 2013

Millions of yen
Balance at December 31, 2012	6,908

Charge-offs	(660)

Provision	919

Other	285

Balance at June 30, 2013	7,452

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at June 30, 2014 and December 31, 2013 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit: Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) /

 Laser printers / Digital production printing systems /

 High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit: Interchangeable lens digital cameras / Digital compact cameras /

 Digital camcorders / Digital cinema cameras / Interchangeable lenses /

 Inkjet printers / Large-format inkjet printers / Commercial photo printers /

 Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit: Semiconductor lithography equipment /

 FPD (Flat panel display) lithography equipment /

 Digital radiography systems / Ophthalmic equipment /

 Vacuum thin-film deposition equipment/

 Organic LED (OLED) panel manufacturing equipment/ Die bonders /

 Micromotors / Network cameras /Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)    Segment Information (continued)

Information about operating results for each segment for the six months ended June 30, 2014 and 2013 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:

Net sales:
External customers	1,029,818	624,885	140,405	-	1,795,108
Intersegment	1,851	311	44,682	(46,844)	-

Total	1,031,669	625,196	185,087	(46,844)	1,795,108
Operating cost and expenses	871,093	532,208	195,195	3,424	1,601,920

Operating profit	160,576	92,988	(10,108)	(50,268)	193,188

2013:

Net sales:
External customers	979,585	683,760	120,188	-	1,783,533
Intersegment	4,653	360	40,827	(45,840)	-

Total	984,238	684,120	161,015	(45,840)	1,783,533
Operating cost and expenses	847,975	599,361	174,381	8,689	1,630,406

Operating profit	136,263	84,759	(13,366)	(54,529)	153,127

Information about operating results for each segment for the three months ended June 30, 2014 and 2013 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:

Net sales:
External customers	521,719	332,272	72,805	-	926,796
Intersegment	774	115	22,512	(23,401)	-

Total	522,493	332,387	95,317	(23,401)	926,796
Operating cost and expenses	434,374	281,425	97,804	2,644	816,247

Operating profit	88,119	50,962	(2,487)	(26,045)	110,549

2013:

Net sales:
External customers	517,455	385,833	63,592	-	966,880
Intersegment	2,577	180	22,356	(25,113)	-

Total	520,032	386,013	85,948	(25,113)	966,880
Operating cost and expenses	443,840	329,735	91,778	3,173	868,526

Operating profit	76,192	56,278	(5,830)	(28,286)	98,354

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2014 and 2013 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2014:
Net sales:	356,267	481,701	534,259	422,881	1,795,108

2013:
Net sales:	335,372	514,084	542,309	391,768	1,783,533

Information by major geographic area for the three months ended June 30, 2014 and 2013 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2014:
Net sales:	164,554	253,170	272,348	236,724	926,796

2013:
Net sales:	175,654	282,082	295,944	213,200	966,880

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15) Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the six months ended June 30, 2014 and 2013.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:

Net sales:
External customers	421,194	480,834	533,577	359,503	-	1,795,108
Intersegment	837,577	2,501	25,993	387,922	(1,253,993)	-

Total	1,258,771	483,335	559,570	747,425	(1,253,993)	1,795,108
Operating cost and expenses	1,070,703	474,539	554,170	714,483	(1,211,975)	1,601,920

Operating profit	188,068	8,796	5,400	32,942	(42,018)	193,188

2013:
Net sales:
External customers	358,959	510,984	542,861	370,729	-	1,783,533
Intersegment	898,876	6,645	26,101	418,173	(1,349,795)	-

Total	1,257,835	517,629	568,962	788,902	(1,349,795)	1,783,533
Operating cost and expenses	1,097,394	506,351	575,923	759,348	(1,308,610)	1,630,406

Operating profit	160,441	11,278	(6,961)	29,554	(41,185)	153,127

          Information by the location of the Company and its subsidiaries for the three months ended June 30, 2014 and 2013.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:

Net sales:
External customers	212,549	252,634	272,004	189,609	-	926,796
Intersegment	430,486	1,808	14,517	196,288	(643,099)	-

Total	643,035	254,442	286,521	385,897	(643,099)	926,796
Operating cost and expenses	531,906	250,214	286,152	369,843	(621,868)	816,247

Operating profit	111,129	4,228	369	16,054	(21,231)	110,549

2013:
Net sales:
External customers	187,085	281,609	296,132	202,054	-	966,880
Intersegment	473,150	4,067	14,370	227,645	(719,232)	-

Total	660,235	285,676	310,502	429,699	(719,232)	966,880
Operating cost and expenses	563,567	277,724	311,449	414,334	(698,548)	868,526

Operating profit	96,668	7,952	(947)	15,365	(20,684)	98,354

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 24, 2014 as below:

1. Total amount of interim cash dividends:

71,885 million yen

2. Amount of an interim cash dividend per share:

65 yen

3. Payment date:

August 26, 2014

Note:

The interim dividend is paid to registered shareholders as of June 30, 2014.